UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Audience, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Peter B. Santos

President and Chief Executive Officer

Audience, Inc.

440 Clyde Avenue

Mountain View, California 94043

(650) 254-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Danaher, Esq.

Julia Reigel, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,876,931	$528.82
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,247,939 shares of common stock of Audience, Inc. having an aggregate value of $3,876,931 as of December 31, 2012 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction. The filing fee was previously paid in connection with the filing of the Schedule TO-I on January 7, 2013.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $528.82	Filing Party: Audience, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: January 7, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 7, 2013 (the “Schedule TO”) by Audience, Inc., a Delaware corporation (the “Company”), relating to an offer (the “Offer”) by the Company to exchange for new options to purchase shares of the Company’s common stock under modified vesting terms certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s Amended and Restated 2011 Equity Incentive Plan (“2011 Plan”).

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 1. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. Capitalized terms not defined in this Amendment No. 1 have the meaning given to such terms in the Schedule TO.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following information:

“The Offer expired on February 5, 2013 at 9:00 p.m. Pacific Time. A total of 55 Eligible Employees participated in the Offer. Pursuant to the terms and conditions of the Offer, the Company accepted for exchange Eligible Options to purchase 239,946 shares of the Company’s common stock, representing approximately 22% of the total number of shares of common stock underlying the Eligible Options. The Company cancelled all surrendered Eligible Options, and immediately thereafter, the Company granted a total of 223,946 New Options in exchange therefore, pursuant to the terms of the Offer and the 2011 Plan. The exercise price per share of each New Option granted pursuant to the Offer is $14.79, which was the closing price of the Company’s common stock as reported on the NASDAQ Global Select Market on February 5, 2013, the grant date of the New Options.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

AUDIENCE, INC.

/s/ Peter B. Santos
Peter B. Santos
President and Chief Executive Officer

Date: February 6, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated January 7, 2013.

(a)(1)(B)*	Email Announcement of Offer to Exchange.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Form of Confirmation Email to Eligible Employees.

(a)(1)(E)*	Form of Reminder Emails.

(a)(1)(F)*	Screenshots from Offer Website.

(a)(1)(G)	Form of Stock Option Award Agreement (which is incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2012, File No. 001-35528).

(a)(1)(H)*	Form of Non-U.S. Stock Option Award Agreement.

(b)	Not applicable.

(d)	Amended and Restated 2011 Equity Incentive Plan and form of agreements used thereunder (which is incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2012, File No. 001-35528).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on January 7, 2013, Commission File No. 005-87068.